Exhibit 4.8

This Termination of Replacement Capital Covenants, dated as of January 10, 2013 (this “Termination”), is made by The Allstate Corporation, a Delaware corporation (together with its successors and assigns, the “Corporation”).

R E C I T A L S

WHEREAS, the Corporation previously issued the 6.50% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 and the 6.125% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (together, the “Junior Subordinated Debentures”) and entered into the Series A Replacement Capital Covenant and the Series B Replacement Capital Covenant, each dated May 10, 2007 (together, the “Replacement Capital Covenants”), in connection with such Junior Subordinated Debentures, in favor of the Holders of its Covered Debt (as such terms are defined in each Replacement Capital Covenant);

WHEREAS, the Corporation desires to terminate the Replacement Capital Covenants and pursuant to Section 4(a) thereof, each Replacement Capital Covenant shall so terminate on the date on which the Holders of a majority in principal amount of the then-effective series of Covered Debt consent or agree in writing to the termination of the Replacement Capital Covenant and the obligations of the Corporation thereunder;

WHEREAS, the Corporation established a record date of January 10, 2013 (the “Record Date”) pursuant to Section 4(c) of each Replacement Capital Covenant, for purposes of establishing the Holders whose consent is required to terminate its obligations under each Replacement Capital Covenant;

WHEREAS, the holders of the Corporation’s 5.100% Fixed-to-Floating Rate Subordinated Debentures due 2053 (the “Subordinated Debentures”) issued under the Subordinated Indenture, dated as of November 25, 1996, between the Corporation and U.S. Bank National Association (successor in interest to State Street Bank and Trust Company), as trustee, as amended by the Third Supplemental Indenture, dated as of July 23, 1999, and the Fourth Supplemental Indenture, dated as of June 12, 2000, and supplemented by the Seventh Supplemental Indenture, dated as of the date hereof (the “Seventh Supplemental Indenture”), became the Covered Debt under the Replacement Capital Covenants, effective as of the Record Date; and

WHEREAS, pursuant to the terms of the Seventh Supplemental Indenture, the Corporation has received the requisite consent of the Holders of a majority in principal amount of the Subordinated Debentures as of the Record Date to effect this Termination.

NOW, THEREFORE, in accordance with Section 4(a) of each Replacement Capital Covenant, the Corporation hereby terminates the Replacement Capital Covenants and the obligations of the Corporation thereunder are and shall be of no further force or effect.

IN WITNESS WHEREOF, the Corporation has caused this Termination to be executed by its duly authorized officer, as of the day and year first above written.

THE ALLSTATE CORPORATION

By:	/s/ Mario Rizzo
Name: Mario Rizzo
Title: Senior Vice President and Treasurer

[Signature page to Termination of Replacement Capital Covenants]